UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 7, 2022 titled “GeoPark announces its intent to fully redeem its senior notes due 2024”

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES ITS INTENT TO FULLY REDEEM ITS SENIOR NOTES DUE 2024

Bogota, Colombia – September 7, 2022 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced its intent to fully redeem the aggregate principal amount of its 6.500% senior notes due 2024 (the “Notes”), which will equal $67,124,000 as of the anticipated redemption date. A notice of redemption will be sent to the holders of the Notes in accordance with the requirements of the indenture governing the Notes (the “Indenture”). Pursuant to the terms of the Indenture, the Notes will be redeemed at a redemption price equal to 101.625% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and additional amounts (if any) to, but excluding, the redemption date.

The anticipated redemption date is September 21, 2022.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security nor a notice of redemption under the Indenture and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

INVESTORS:

Stacy Steimel Shareholder Value Director T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello Market Access Director T: +562 2242 9600	mbello@geo-park.com

Diego Gully Investor Relations Director T: +5411 4312 9400	dgully@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the full redemption of the Notes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: September 7, 2022